Quesadilla Gorilla, Inc.

BALANCE SHEET
As of December 31, 2018

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Cash on Hand	2,878.18
Chase Checking	881.93
Chase Tax Account	1,360.88
Checking -Fresno	-6,421.70
Checking -VBB	0.00
Tax Account - VBB	0.00
Total Bank Accounts	**$ -1,300.71**
Accounts Receivable	
Accounts Receivable	8,474.53
Total Accounts Receivable	**$8,474.53**
Other Current Assets	
Due from Shareholder	33,902.26
Employee Advance	0.00
Inventory Asset	3,885.89
Merchant Undeposited Funds	
Grubhub Undeposited Funds	1,527.37
Postmates undeposited	209.61
Square Undeposited Funds	1,805.48
Uber Undeposited Funds	800.00
Total Merchant Undeposited Funds	**4,342.46**
Prepaid Expenses	1,729.74
Suspense	411.94
Uncategorized Asset	0.00
VBB Tax Clearing	0.00
Total Other Current Assets	**$44,272.29**
Total Current Assets	**$51,446.11**

Quesadilla Gorilla, Inc.

BALANCE SHEET
As of December 31, 2018

	TOTAL
Fixed Assets	
Accumulated Depreciation	-200,685.19
Auto & Transport Eq.	136,331.97
Furniture & Equipment	22,437.91
Improvements	5,615.00
Machinery & Equipment	78,721.70
Total Fixed Assets	**$42,421.39**
Other Assets	
Accumulated Amortization	-4,016.34
Goodwill	14,182.48
Other Asset	0.00
Rental Deposit	1,000.00
Total Other Assets	**$11,166.14**
TOTAL ASSETS	**$105,033.64**

Quesadilla Gorilla, Inc.

BALANCE SHEET

As of December 31, 2018

	TOTAL
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable	37,141.58
Total Accounts Payable	**$37,141.58**
Credit Cards	
Capital One	12,911.76
Chase Credit Card	0.00
Citi Credit Card	7,350.85
Total Credit Cards	**$20,262.61**
Other Current Liabilities	
Food Truck Deposits	0.00
Fresno County Payable	79.75
Gift Card Liability	33,472.56
Loan - Sar	0.00
Payroll Clearing	0.00
Sales Tax Payable	8,310.92
State Board of Equalization Payable	90.75
Tips Owed	1,094.51
Tulare Payable	486.03
Total Other Current Liabilities	**$43,534.52**
Total Current Liabilities	**$100,938.71**
Long-Term Liabilities	
Auto Loan - Prius @ $599.80/month	12,235.48
Auto Loan - Wells Fargo	2,903.47
Due to Shareholder	0.00
Notes Payables - CBB 13437754	9,100.43
Quick Book Loan	0.00
Square Loan	0.00
Square Loan - Dusty 2	17,914.01
Square Loan - Food Truck 2	852.36
Square Loan - Visalia	19,922.83
WareHouse Row Loan	56,865.99
Total Long-Term Liabilities	**$119,794.57**
Total Liabilities	**$220,733.28**
Equity	
Capital - Miguel	0.00
Capital - Mikayla	0.00
Common Stock	5,000.00
Miguel - Draw	0.00

Quesadilla Gorilla, Inc.

BALANCE SHEET

As of December 31, 2018

	TOTAL
Miguel Contributions	0.00
Mikayla - Draw	0.00
Mikayla Contribution	0.00
Retained Earnings	-30,083.56
Net Income	-90,616.08
Total Equity	**$ -115,699.64**
TOTAL LIABILITIES AND EQUITY	**$105,033.64**